UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 15
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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 001-37585

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ALLEGIANCE BANCSHARES, INC.
(Exact name of registrant as specified in its charter)
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9 Greenway Plaza, Suite 110
Houston, Texas 77046
(281) 894-3200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, par value $1.00 per share
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: Zero

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, Stellar Bancorp, Inc., as successor by merger to Allegiance Bancshares, Inc., has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date: October 14, 2022

STELLAR BANCORP, INC. (as successor by merger to Allegiance Bancshares, Inc.)

By:	/s/ Paul P. Egge
Paul P. Egge
Chief Financial Officer